UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

July 14, 2020
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
StartEngine Selling Agreement
We are amending the following sections (or sub-sections) of our Offering Circular to incorporate the terms of our engagement with StartEngine Primary LLC to act as an additional dealer. Prime Trust, LLC will also provide escrow services with respect to proceeds from sale of shares originated by StartEngine Primary LLC.

	Sales through NCPS (3)		Sales through StartEngine (3)
	Per Share	Total Maximum (2)	Per Share	Total Maximum (2)
Public Offering Price (1)	$10.00	$47,635,740	$10.00	$47,635,740
Placement Agent Commissions (3)	0.60%	$300,000	5.45%	$2,596,148
Proceeds to Us from this Offering to the Public (4)	$10.00	$47,635,740	$10.00	$47,635,740

(1)As of July 14, 2020, the current price per share is $10.00. The per share purchase price in this offering will be adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter), and will be equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter. Investors will pay the most recent publicly announced purchase price as of the date of their subscription.
(2)This is a “best efforts” offering. Subscription proceeds from this offering will be placed into an escrow account with our broker-dealer and will be released to us upon a closing. Closings will be held at our Manager’s discretion, but will be held at least once a month as long as there have been any subscription proceeds deposited into the escrow account during this offering. Investors will become shareholders with respect to the subscription proceeds held in the escrow account after our Manager holds a closing. If our offering is terminated before a closing is held and there are subscription proceeds in the escrow account, such proceeds will be refunded to investors. See “How to Subscribe” in our Offering Circular and as amended below.
(3)Investors will not pay upfront selling commissions in connection with the purchase of our common shares. Therefore, the “Proceeds to Us from this Offering to the Public” will not be reduced by any Placement Agent Commissions. North Capital Private Securities, our broker-dealer, will be paid a fee for their services, including the solicitation of investors. For common shares sold by, and trades executed by, North Capital Private Securities (“NCPS”), our Manager shall pay NCPS a commission equal to 0.60% of the proceeds from the sale of such common shares, except as noted below. This commission will be paid by our Manager and will not be charged separately to our investors. StartEngine Primary LLC (“StartEngine”), an additional dealer we have engaged, will be paid a fee for their services, including solicitation of investors. For common shares originated by StartEngine, our Manager shall pay StartEngine a commission equal to 5% of the proceeds from the sale of such common shares. This commission will be paid by our Manager and will not be charged separately to our investors. The commission paid to NCPS with respect to common shares sold by StartEngine will be equal to 0.45% of the proceeds from the sale of such common shares. See “Plan of Distribution” as amended below for further information and details regarding compensation payable to placement agents in connection with this Offering. See “Management Compensation” in our Offering Circular for a description of additional fees and expenses that we will pay our Manager.
(4)On November 26, 2019, we qualified up to $50,000,000 in shares of our common shares for issuance in this public offering, which represent limited liability company interests in the Company. As of July 14, 2020, we have sold 236,376 shares of our common shares in this public offering for total gross offering proceeds of approximately $2,346,260, including 113,450 shares or $1,134,500 purchased by our sponsor. Accordingly, as of July 14, 2020, the total maximum amount of shares available for issuance is $47,635,740. Also, we have sold 550,100 or $5,501,000 of our common shares at the initial per share price of $10.00 per share, including approximately 86,550 common shares or $865,500 purchased by our sponsor, in a private placement prior to the Offering Circular being declared “qualified” by the SEC. As such, including what we have sold to-date in this public offering and the private placement totaling $7,865,260, plus the remaining maximum shares available for issuance of $47,635,740, the total estimated amount of proceeds available to us may be $55,501,000.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING
Q: How do I buy shares?
A: You may purchase our common shares in this offering by creating a new account, or logging into your existing account, at the investment portal on the Jamestown website or at StartEngine's investment portal. You will need to fill out a subscription agreement like the one attached as Exhibit 4.1 to the offering statement or like the one attached herein as Exhibit 4.2 for a certain investment amount and pay for the shares at the time you subscribe.

Q: Will I be charged upfront selling commissions?
A: No. Investors will not pay upfront selling commissions as part of the price per common share purchased in this offering. Additionally, there is no dealer manager fee or other service-related fee paid by investors in connection with the offering and sale of our common shares through an investment portal on the Jamestown website. North Capital Private Securities, our broker-dealer, will be paid a fee for their services, including the solicitation of investors. For common shares sold by, and trades executed by, North Capital Private Securities (“NCPS”), our Manager shall pay NCPS a commission equal to 0.60% of the proceeds from the sale of such common shares. This commission will be paid by our Manager and will not be charged separately to our investors. StartEngine, an additional dealer we have engaged, will be paid a fee for their services, including solicitation of investors. For proceeds from sales of common shares originated by StartEngine, our Manager shall pay StartEngine a commission equal to 5% of the proceeds from the sale of such common shares. This commission will be paid by our Manager and will not be charged separately to our investors. The commission paid to NCPS with respect to Common Shares sold by StartEngine will be equal to 0.45% of the proceeds from the sale of such common shares. See “Plan of Distribution” as amended below for further information and details regarding compensation payable to placement agents in connection with this Offering.

Q: What fees and expenses will you pay to our Manager or any of its affiliates?
A: We will pay our Manager a quarterly asset management fee at an annualized rate of 1.25%, which, beginning on April 1, 2020, will be based on our NAV at the end of each prior quarter. See “Management Compensation” in our Offering Circular for the additional fees we will pay our Manager and its affiliates for our operation.
We will also pay our Manager and its affiliates for certain operating expenses. See “Management Compensation” in our Offering Circular for more details regarding the expenses that will be paid to our Manager and its affiliates. Additionally, we will reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. In addition, we will reimburse our Manager and its affiliates for expenses incurred in the performance of certain services for us. Furthermore, we will not, directly or indirectly, reimburse our Manager or any of its affiliates for any fees paid to North Capital Private Securities or to StartEngine.
The payment by us of fees and expenses will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” in our Offering Circular for more details regarding the fees that will be paid to our Manager and its affiliates.

ESTIMATED USE OF PROCEEDS
The table below sets forth our estimated use of proceeds from this offering, assuming we sell in this offering $47,635,740 in shares, which represents the amount of the shares available to be offered as of the date of this amended offering circular, out of the maximum offering amount of $50,000,000 in shares of our common shares. Our current offering price is $10.00 per share. The per share purchase price in this offering will be adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter), and will be equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter. Investors will pay the most recent publicly announced purchase price as of the date of their subscription.
As of July 14, 2020, we have sold 236,376 shares of our common shares in this public offering for total gross offering proceeds of approximately $2,364,260, including 113,450 shares or $1,134,500 purchased by our sponsor. In addition, we have sold 550,100 of our common shares totaling $5,501,000, including approximately 86,550 common shares or $865,500 purchased by our sponsor, in a private placement prior to this offering statement be declared “qualified” by the SEC. In the aggregate, as of July 14, 2020, we have sold 786,476 shares of our common shares in this public offering and the private placement for total gross offering proceeds of $7,865,260, including 200,000 shares totaling $2,000,000 purchased from our sponsor (also in the aggregate).
We have used and expect to continue to use substantially all of the net proceeds from this offering to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth. Possible asset classes could include mixed or single use properties incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia metropolitan statistical area (“MSA”) as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. We may also invest in other major MSAs across the United States, which would generally have populations equal to or greater than 500,000 residents. While we intend primarily to invest in the targeted properties and target geographies outlined above, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may make our investments through majority-owned subsidiaries, and we may acquire minority interests or joint venture interests in subsidiaries. Additionally, affiliates of Jamestown may be interest holders in the joint ventures and subsidiaries in which we hold a majority or minority interest, which could cause potential conflicts of interests. See “Conflicts of Interest – Affiliate Investments” in our Offering Circular. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition or origination of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. The Company will initially pay to the Manager the Fund Administration Fee and the Asset Management Fee out of the net offering proceeds. See “Management Compensation” in our Offering Circular for more details regarding the fees that will be paid to our Manager and its affiliates. Many of the amounts set forth in the table below represent our Manager’s best estimate since they cannot be precisely calculated at this time.
We may not be able to promptly invest the net proceeds of this offering in investments in mixed or single use properties incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels and real estate related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

Maximum Offering Amount (1)(2)
Gross Offering Proceeds	$47,635,740
Net Proceeds from this Offering (3)	$47,635,740
Estimated Amount Available for Investments (4)	$47,635,740

(1)As of July 14, 2020, the current price per share is $10.00. The per share purchase price in this offering will be adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter), and will be equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter. Investors will pay the most recent publicly announced purchase price as of the date of their subscription.
(2)This is a “best efforts” offering. Subscription proceeds from this offering will be placed into an escrow account with our broker-dealer and will be released to us upon a closing. Closings will be held at our Manager’s discretion, but will be held at least once a month as long as there have been any subscription proceeds deposited into the escrow account during this offering. Investors will become shareholders with respect to the subscription proceeds held in the escrow account after our Manager holds a closing. If our offering is terminated before a closing is held and there are subscription proceeds in the escrow account, such proceeds will be refunded to investors. See “How to Subscribe” in our Offering Circular and as amended below.
(3)Investors will not pay upfront selling commissions in connection with the purchase of our common shares. Therefore, the “Proceeds to Us from this Offering to the Public” will not be reduced by any Placement Agent Commissions. North Capital Private Securities, our broker-dealer, will be paid a fee for their services, including the solicitation of investors. For common shares sold by, and trades executed by, North Capital Private Securities (“NCPS”), our Manager shall pay NCPS a commission equal to 0.60% of the proceeds from the sale of such common shares, except as noted below. This commission will be paid by our Manager and will not be charged separately to our investors. StartEngine Primary LLC (“StartEngine”), an additional dealer we have engaged, will be paid a fee for their services, including solicitation of investors. For common shares originated by StartEngine, our Manager shall pay StartEngine a commission equal to 5% of the proceeds from the sale of such common shares. This commission will be paid by our Manager and will not be charged separately to our investors. The commission paid to NCPS with respect to common shares sold by StartEngine will be equal to 0.45% of the proceeds from the sale of such common shares. See “Plan of Distribution” as amended below for further information and details regarding compensation payable to placement agents in connection with this Offering. See “Management Compensation” in our Offering Circular for a description of additional fees and expenses that we will pay our Manager.
(4)On November 26, 2019, we qualified up to $50,000,000 in shares of our common shares for issuance in this public offering, which represent limited liability company interests in the Company. As of July 14, 2020, we have sold 236,376 shares of our common shares in this public offering for total gross offering proceeds of approximately $2,346,260, including 113,450 shares or $1,134,500 purchased by our sponsor. Accordingly, as of July 14, 2020, the total maximum amount of shares available for issuance is $47,635,740. Also, we have sold 550,100 or $5,501,000 of our common shares at the initial per share price of $10.00 per share, including approximately 86,550 common shares or $865,500 purchased by our sponsor, in a private placement prior to the Offering Circular being declared “qualified” by the SEC. As such, including what we have sold to-date in this public offering and the private placement totaling $7,865,260, plus the remaining maximum shares available for issuance of $47,635,740, the total estimated amount of proceeds available to us may be $55,501,000.

PLAN OF OPERATION
Liquidity and Capital Resources
We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of July 14, 2020, we have sold 236,376 shares in this public offering totaling $2,364,260 including 113,450 common shares or $1,134,500 purchased by our sponsor. Other offerings of our common shares may be made pursuant to exemptions under the Securities Act other than Regulation A. Also, we have sold 550,100 of our common shares at the initial per share price of $10.00 per share, including approximately 86,500 common shares purchased by our sponsor in a private placement prior to the Offering Circular being declared “qualified” by the SEC. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds,” as amended above.
If we are unable to raise substantially more than what we have raised to date, we may make fewer investments resulting in less diversification in terms of the type, number and size of investments we make, and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.
We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing and other financing transactions. Our target leverage at stabilization is 60% at the fund level and may be up to 70% on an individual investment calculated as a percentage of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis. Our Manager may from time to time modify our leverage policy in its discretion. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s Investment Committee.
Jamestown’s experience with previous funds has shown that there are often unexpected opportunities to increase project cash flow, but that additional capital, sometimes in significant amounts, is necessary. For subsequent value creation and other liquidity needs, the use of additional capital could make sense. Therefore, Jamestown may provide us with access to additional capital in the future. This additional capital could take the form of equity, debt, or a combination of the two, in one or more transactions. Jamestown may, but is not obligated to, provide equity capital in a total amount of up to $20,000,000 in one or more transactions with the price per common share equal to the then current public offering price. To date, Jamestown has invested $2,000,000 at a price per share of $10.00. Additionally, shares purchased by Jamestown or its affiliates will be for investment purposes only and not for resale. Loans provided to us by Jamestown would each have a term of zero to seven years, non-amortizing and bear interest equal to the then-current “prime rate,” as published in The Wall Street Journal.
In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. Additionally, North Capital Private Securities, our broker-dealer, and StartEngine, an additional dealer we have engaged, will be paid fees for their services. These fees will be paid by our Manager and will not be charged separately to our investors. During our acquisition stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us. For a discussion of the compensation to be paid to our Manager, see “Management Compensation” in our Offering Circular.
We elected to be taxed as a REIT and operate as a REIT commencing with our first taxable year ended December 31, 2019. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

PLAN OF DISTRIBUTION
We are offering up to $47,635,740 in our common shares pursuant to this offering circular. Our common shares being offered hereby will be primarily offered through an investment portal on the Jamestown website at jamestowninvest.com (though we may distribute our shares through other online portals as deemed appropriate by our Manager). North Capital Private Securities will serve as our broker-dealer and will provide escrow services.
Our Manager will pay a fee equal to 0.60% of the equity raised in this offering to North Capital Private Securities (“NCPS”), as well as a flat accountable fee of $10,000 related to the due diligence performed by NCPS. The accountable due diligence fee shall be refundable to the extent that expenses are not incurred. The commission paid to NCPS with respect to Common Shares sold by Dealers other than NCPS will be equal to 0.45% of the proceeds from the sale of such Common Shares. Investors will not be responsible for reimbursing our Manager for any of these fees paid to NCPS.
We have engaged StartEngine Primary LLC (“StartEngine”) as an additional dealer under a master broker dealer selling agreement with NCPS. As a result, for investors originated by StartEngine, we will pay NCPS and StartEngine a commission of 5.45% of the proceeds from the sale of Common Shares originated by StartEngine, with 5% of the 5.45% fee being paid to StartEngine and 0.45% of the 5.45% fee being paid to NCPS.
The total amount of all compensation from whatever source payable to underwriters, broker-dealers and their affiliates will not exceed 10% of the gross proceeds of the offering.
The investment portal on the Jamestown website is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a “funding portal.”
This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the investment portal on the Jamestown website, as well as on the SEC’s website at www.sec.gov.
In order to subscribe to purchase our common shares, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached as Exhibit 4.1 to the offering statement (on Form 1-K, filed April 29, 2020) or, for prospective investors originated by StartEngine, an executed subscription agreement like the one attached herein as Exhibit 4.2, and wire funds for its subscription amount in accordance with the instructions provided to the prospective investor.
Settlement for subscriptions agreements may occur up to 30 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. An investor will become a member of the Company, including for tax purposes, and the shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and the Manager accepts the investor as a member. The number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription.
We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.
State Law Exemption and Offerings to “Qualified Purchasers”
Our common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our common shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our common shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.
Certificates Will Not be Issued
We will not issue certificates. Instead, our common shares will be recorded and maintained on the Company’s membership register.
Transferability of our Common Shares
Our common shares are generally freely transferable by our shareholders subject to any restrictions imposed by applicable securities laws or regulations, compliance with the transfer provisions of our operating agreement related to REIT compliance ownership limits, ERISA regulations, money laundering statutes and analogous regulatory compliance and receipt of appropriate documentation. The transfer of any our common shares in violation of the operating agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom our common shares are attempted to be transferred in violation of the operating agreement will not be entitled to vote on matters coming before the shareholders, receive distributions from the Company or have any other rights in or with respect to our common shares. We will not have the ability to reject a transfer of our common shares where all applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.
Fees Paid to North Capital
Our Manager will pay a fee equal to 0.60% of the equity raised in this offering to North Capital Private Securities (“NCPS”), as well as a flat accountable fee of $10,000 related to the due diligence performed by NCPS. The accountable due diligence fee shall be refundable to the extent that expenses are not incurred. Investors will not be responsible for reimbursing our Manager for any of these fees paid to NCPS.
In addition, our Manager will pay to NCPS, as Escrow Agent: (i) an escrow administration fee ($500 for setup), (ii) a distribution fee (not to exceed $5,000), (iii) wire disbursements ($25 per domestic wire; $45 per international wire), and (iv) transaction costs ($100 for each additional escrow break). Our Manager will also be responsible for reimbursing the Escrow Agent for out-of-pocket expenses.
In addition, our Manager will pay North Capital Investment Technology, the parent company of NCPS, a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities and a one-time installation and setup fee of $5,000. These fees are capped at $25,000 for this specific offering. Our manager will also pay North Capital Investment Technology for custom development work on a time and material basis. The time and material expenses are also capped at $25,000 for this offering. Investors will not be responsible for reimbursing our Manager for any of these fees paid to North Capital Investment Technology.
Fees Paid to StartEngine and Prime Trust
Our Manager will pay a fee equal to 5% of equity raised by StartEngine. In addition, our Manager will pay to Prime Trust, LLC, as escrow agent for equity raised by StartEngine: (i) an account setup fee of $425 (one-time) plus $25 per month, (ii) a custodial fee of 1% of equity raised (capped at $3,400), (iii) accounting fees of $4.25 per transaction, (iv) processing fees ($0.85 per ACH;$15 per domestic wire; $35 per international wire; $10 per check; and $5 per ACH exception), and (vi) transaction costs ($125 for each additional escrow break; ; $125 for each extension of the term of the escrow account; and a $125 one-time fee to end the escrow account). Our Manager will also be responsible for reimbursing Prime Trust, LLC as escrow agent for out-of-pocket expenses.
In addition, our Manager will pay Prime Trust, LLC, a transaction technology license fee of $845 for technology tools to facilitate the offering of securities, technology transaction fees of $10.85 per each subscription agreement received, and compliance fees not to exceed $2 per individual and $25 per entity. Investors will not be responsible for reimbursing our Manager for any of these fees paid to Prime Trust, LLC.
Prime Trust, LLC has not investigated the desirability or advisability of investment in the securities being offered in this offering statement, nor approved, endorsed or passed upon the merits of purchasing the securities.
Organization and offering expenses, as defined in FINRA Rule 2310(b)(4)(C), will not exceed an amount that equals fifteen percent of the gross proceeds of this offering.
A registered representative of NCPS purchased $100,000 worth of shares in the Company through a private placement transaction for $10.00 per share. The securities acquired by the registered representative in the private placement shall not be sold during this offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering to the public.
Escrow
Subscription proceeds from this offering will be placed into an escrow account with our broker-dealer and will be released to us upon a closing. Closings will be held at our Manager’s discretion but will be held at least once a month as long as there have been any subscription proceeds deposited into the escrow account during this offering. Investors will become shareholders with respect to the subscription proceeds held in the escrow account after our Manager holds a closing. If our offering is terminated before a closing is held and there are subscription proceeds in the escrow account, such proceeds will be refunded to investors.
Advertising, Sales and other Promotional Materials
In addition to the Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of our sponsor and its affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by the Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our common shares, these materials will not give a complete understanding of this offering, us or our common shares and are not to be considered part of the Offering Circular. This offering is made only by means of the offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our common shares.

HOW TO SUBSCRIBE
Subscription Procedures
Investors seeking to purchase our common shares who satisfy the “qualified purchaser” standards should proceed as follows:
•Read the entire offering circular and any supplements accompanying the offering circular.
•Electronically complete and execute a copy of the subscription agreement, and electronically provide the additional information required on the investment portal on the Jamestown website or on StartEngine's investment portal. Specimen copies of the subscription agreements, including instructions for completing it, are included as Exhibit 4.1 to the offering statement (on Form 1-K, filed April 29, 2020), or for subscriptions originated by StartEngine, Exhibit 4.2 included herein.
•Electronically provide ACH instructions to us for the full purchase price of our common shares being subscribed for or wire the full purchase price to the offering’s escrow account.
By executing the subscription agreement and paying the total purchase price for our common shares subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that such subscription for common shares does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be binding upon investors but will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.
Subscriptions will be binding upon investors and will be accepted or rejected within 30 days of receipt by us.
We will not draw funds from any subscriber until the date your subscription is accepted, whichever is later. If we accept your subscription, we will email you a confirmation.
Subscription proceeds from this offering will be placed into an escrow account with our broker-dealer and will be released to us upon a closing. Closings will be held at our Manager’s discretion but will be held at least once a month as long as there have been any subscription proceeds deposited into the escrow account during this offering. Investors will become shareholders with respect to the subscription proceeds held in the escrow account after our Manager holds a closing. If our offering is terminated before a closing is held and there are subscription proceeds in the escrow account, such proceeds will be refunded to investors.

Item 10. Exhibits.
4.2. Form of Subscription Agreement (for subscriptions originated by StartEngine)
8.2.Escrow Services Agreement between Prime Trust, LLC, Jamestown Invest 1, LLC, and StartEngine Primary LLC, dated July 14, 2020

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	July 17, 2020

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated November 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 27, 2019 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.